P.E. 1/1/02

33-05555

02012634

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2002

Toyota Motor Corporation
(Translation of Registrant's Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Materials Contained in this Report:

1. English translation of the Notice Concerning Dissolution of a Subsidiary of Toyota Motor Corporation (the "Company"), dated January 11, 2002, relating to the dissolution of Toyota Insurance Services of Singapore PTE Limited.

2. English translation of a press release, dated January 25, 2002, announcing the Company's decision to transfer its motor-vehicle information service to Gazoo Media Service Corp. in order to consolidate the domestic motor-vehicle information service business.

3. English translation of a press release, dated January 25, 2002, announcing a board resolution relating to the repurchase of up to 45,000,000 outstanding shares of the Company's common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By: ____________________

Name: Takanori Matsuo
Title: General Manager, Accounting Division

Date: January 30, 2002

Attachment 1

[Translation]

To Whom It May Concern:

January 11, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Notice Concerning Dissolution of a Subsidiary of TMC

We hereby notify that TOYOTA INSURANCE SERCVICES OF SINGAPORE PTE LIMITED ("TISS"), a subsidiary of Toyota Motor Corporation ("TMC"), has resolved to dissolve as described below.

1. Facts about TISS

Location:	3 Temasek Avenue #13-01 Centennial Tower, Singapore 039190
Representative:	Motonobu Takemoto
Shareholders' equity:	S$ 5,000,000
Ownership structure:	TOYOTA MOTOR FINANCE (NETHERLANDS) B.V. 100%

2. Factors which lead to dissolution

TISS, a captive insurance company, was established in 1992 for the purpose of lowering the premium of TMC's non-life insurance and arranging the most appropriate insurance scheme. However, as the necessity of such business declined due to the recent development in the deregulation of insurance business, TISS has decided to dissolve itself.

3. Schedule for winding up

TISS started its winding up procedures on December 28, 2001.

4. Anticipated effect on TMC's consolidated sales and profits

The anticipated effect on TMC's business performance will be minor.

Attachment 2

[Translation]

To Whom It May Concern:

January 25, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Restructuring of Information Service Business for Motor Vehicles

Toyota Motor Corporation ("TMC") will transfer "MONET (Mobile Network)", an information service for motor vehicles, carried out by Toyota Media Station Inc. ("TMS") to Gazoo Media Service Corp. ("GMS"), which operates and sells system hardware of "GAZOO" (TMC's membership information service), on April 1, 2002 to consolidate the domestic information service business for motor vehicles into GMS.

Consequently, TMS will be dissolved and will begin its winding-up procedures from April 2002.

In the second half of this year, TMC is scheduled to launch a new information network service for motor vehicles, "G-BOOK", by amalgamation of "MONET" and "GAZOO". This restructuring will be implemented in line with this plan, for the purpose of increase of business efficiency and enhancement of business structure, and improvement of services toward customers by consolidating the information service business of TMC.

To be more precise, TMC will consolidate the operation of the information service business for motor vehicles into GMS and lend part of the facilities of "MONET", such as infrastructure, to be owned by TMC to GMS. Herewith, TMC will be able to integrate services of "MONET" and "G-BOOK" and to tie up such services with "GAZOO", and to offer seamless and full service to the customers.

Due to this transfer of business from TMS to GMS, hereafter, services of "MONET" will be offered to the members of "MONET" by GMS. In the future, "MONET" and "G-BOOK" will be integrated and the existing members of "MONET" will also be able to enjoy services of "G-BOOK".

The anticipated effect on TMC's business performance, due to this restructuring, will be minor.

(Reference) Company Profile

	Gazoo Media Service Corp.	Toyota Media Station Inc.
Location	Nakamura-ku, Nagoya City, Aichi Prefecture	Naka-ku, Nagoya City, Aichi Prefecture
Date of establishment	October 2000	July 1997
Representative	Akio Toyoda, President	Mitsuru Konishi, President
Shareholders' equity	JPY 150 million	JPY 3 billion
Ownership structure	TMC 75% Fujitsu Support and Service Inc. 15% Fujitsu Limited 10%	TMC 100%
Number of employees	48	12

Attachment 3

[Translation]

To Whom It May Concern:

January 25, 2002
Toyota Motor Corporation
(Toyota Jidosha Kabushiki Kaisha)
1, Toyota-cho, Toyota City, Aichi Prefecture

Repurchase of Shares

We hereby inform you that at the meeting of the board of directors of Toyota Motor Corporation ("TMC") held on January 25, 2002, TMC resolved to repurchase its shares pursuant to the provisions of Article 3, paragraph 1 of the former Law on Special Exceptions to the Commercial Code Concerning Procedures for Cancellation of Shares, under the application of Article 3, paragraph 4 of the Supplementary Provisions of the Law Concerning the Partial Amendments of the Commercial Code, etc (Law No. 79, June 29, 2001). Shares to be repurchased pursuant to this resolution will be held by TMC, and in case of disposal or cancellation thereof, such shall be resolved, in advance, at a meeting of the board of directors.

1.	Type of shares to be repurchased	Shares of common stock of TMC
2.	Aggregate purchase price of shares	Up to JPY 150,000,000,000
3.	Aggregate number of shares to be repurchased	Up to 45,000,000 shares

[Reference]

(1) Number of outstanding shares of TMC (as of January 24, 2002) 3,649,997,492 shares

(2) Aggregate number of shares permitted to be repurchased pursuant to the articles of incorporation of TMC 370,000,000 shares
(number of shares already repurchased and cancelled out of the above shares 159,284,600 shares)

\# # #

Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
(0565)23-1520~4 (Head Office)
(052)952-3461~3 (Nagoya)